UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on June 6th, 2016

On June 6th, 2016, at 9 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members, to take resolutions on the following Agenda:

To know the exoneration of the Officers without specific designation of the Company, Messrs. Mauro Cavalcanti de Albuquerque (identity card RG#18.980.637 SSP/SP and Individual Taxpayers’ Roll (“CPF/MF”) 183.487.198-06) and Mauro Siequeroli (identity card RG#6.845.931 SSP/SP and Individual Taxpayers’ Roll (“CPF/MF”) 011.585.128-30), on May 24 and May 31, 2016, respectively.

Made the necessary clarifications, the members of the Board of Directors unanimously by registered their knowledge and approved the changes in the composition of the Executive Board of Santander.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees.

São Paulo, June 6th, 2016.

Signatures: Jesús María Zabalza Lotina – Chairman; Messrs. Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, Conrado Engel, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca, Sergio Agapito Lires Rial and Viviane Senna Lalli – Directors.

This is a true transcript of the minutes recorded in the proper book.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 6, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer